

Mail Stop 3561

December 1, 2015

Via E-mail
Douglas Langston
Vice President of Finance
Sorrento Therapeutics, Inc.
6042 Cornerstone Ct. West, Suite B
San Diego, California 92121

>   **Re: Sorrento Therapeutics, Inc.**
>   **Form 10-K for the Year Ended December 31, 2014**
>   **Filed March 16, 2015**
>   **Form 10-Q for the Quarter Ended September 30, 2015**
>   **Filed November 16, 2015**
>   **File No. 001-36150**

Dear Mr. Langston:

    We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarter Ended September 30, 2015

Note 5 - Sale of IgDraSol, page 13

1.   We note that you sold IgDraSol, Inc. on July 8, 2015 and understand that you have not presented the disposal as a discontinued operation because the sale did not represent a strategic shift in your operations. Please disclose the pre-tax profit or loss of this component for the period in which it was disposed and for all prior periods that are presented in the statement of operations to comply with ASC 360-10-50-3A(a) or tell us why you believe this guidance does not apply to you.

2.   We note that you filed a Form 8-K on May 15, 2015 to report the sale of IgDraSol, Inc. however you did not provide pro forma information related to this disposition. Please

Douglas Langston
Sorrento Therapeutics, Inc.
December 1, 2015
Page 2

provide pro forma financial information in accordance with Article 11 of Regulation S-X for the transaction or tell us why you believe this information is not required. Refer to Item 2.01 of Form 8-K and Rule 11-01(b)(2) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Steve Lo at (202) 551-3394 or Craig Arakawa, at (202) 551-3650 if you have questions regarding these comments.

Sincerely,

/s/Craig Arakawa for

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining